Exhibit 99.1

OSTEX INTERNATIONAL, INC.

AMENDED AND RESTATED STOCK OPTION PLAN

          1.    Purpose of Plan.    Under this Stock Option Plan (this "Plan") of Ostex International, Inc. (the "Company") options may be granted to eligible officers, directors and employees to purchase shares of the Company's capital stock. Designed to enable the Company and its parent(s) and subsidiary(ies) to attract, retain and motivate eligible persons by providing for or increasing the proprietary interests of such persons in the Company, this Plan provides for options which qualify, as well as options which do not so qualify, as incentive stock options under Section 422A of the Internal Revenue Code of 1986, as amended. This Plan amends and supersedes in its entirety the 1989 Stock Option Plan effective as of June 1, 1989.

          2.    Stock Subject to Plan.    The maximum number of shares of stock for which options granted hereunder may be exercised shall be 300,000 shares of common stock, $.01 par value, subject to the adjustments provided in Sections 6 and 11. Shares of stock subject to the unexercised portions of any options granted hereunder which expire or terminate or are canceled may again be subject to options under this Plan.

          3.    Eligible Persons.    The persons and entities eligible to be considered for the grant of options hereunder are the officers, directors and employees of the Company and its parent(s) and subsidiary(ies).

          4.    Exercise Price.    The exercise price for each option granted hereunder shall be established at or prior to the date of the grant of the option.

          5.    Nontransferability.    Any option granted under this Plan shall by its terms be nontransferable by the optionee other than by will or the laws of descent and distribution and is exercisable during the optionee's lifetime only by such optionee or such optionee's guardian or legal representative.

          6.    Adjustments.    If the outstanding shares of stock of the class then subject to this Plan are increased or decreased, or are changed into or exchanged for a different number or kind of shares or securities, as a result of one or more reorganizations, recapitalization, stock splits, reverse stock splits, stock dividends or the like, appropriate adjustments shall be made in the number and/or kind of shares or securities for which options may thereafter be granted under this Plan and for which options then outstanding under this Plan may thereafter be exercised. Any such adjustment in outstanding options shall be made without changing the aggregate exercise price applicable to the unexercised portions of such options.

          7.    Maximum Option Term.    No option granted under this Plan may be exercised in whole or in part more than ten years after its date of grant.

          8.    Plan Duration.    Options may not be granted under this Plan after May 31, 1999.

          9.    Payment.    Payment for stock purchased upon any exercise of an option granted under this Plan shall be made in full in cash concurrently with such exercise, except that, if and to the extent the instrument evidencing the option so provides and if the Company is not then prohibited from purchasing or acquiring shares of such stock, such payment may be made in whole or in part with shares of the same class of stock as that then subject to the option, delivered in lieu of cash concurrently with such exercise, the shares so delivered to be valued on the basis of the fair market value of the stock (determined in a manner specified in the instrument evidencing the option) on the day preceding the date of the exercise.

          10.    Administration.    This Plan shall be administered by the Company's board of directors (the "Board") or, in the discretion of the Board, by a committee (the "Committee") of not less than three members of the Board.

        The interpretation and construction by the Committee of any term or provision of this Plan or of any option granted under it shall be final, unless otherwise determined by the Board in which event such determination by the Board shall be final. The Committee may from time to time adopt rules and regulations for carrying out this Plan and, subject to the provisions of this Plan, may prescribe the form or forms of the instrument evidencing any option granted under this Plan.

        Subject to the provisions of this Plan, the Board or, by delegation from the Board, the Committee shall have full and final authority in its discretion to select the persons to be granted options, to grant such options and to determine the number of shares to be subject thereto, the exercise prices, the terms of exercise, expiration dates and other pertinent provisions thereof.

        11.    Corporate Reorganizations.    Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company as a result of which the outstanding securities of the class then subject to options hereunder are changed into or exchanged for cash or property or securities not of the Company's issue, or upon a sale of substantially all the property of the Company to, or the acquisition of stock representing more than eighty percent (80%) of the voting power of the stock of the Company then outstanding by, another corporation or person, this Plan shall terminate, and all options theretofore granted hereunder shall terminate, unless provision be made in writing in connection with such transaction for the continuance of this Plan and/or for the assumption of options theretofore granted, or the substitution for such options of options covering the stock of a successor employer corporation, or a parent or a subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, in which event this Plan and options theretofore granted shall continue in the manner and under the terms so provided. If this Plan and unexercised options shall terminate pursuant to the foregoing sentence, all persons entitled to exercise any unexercised portions of options then outstanding shall have the right, at such time prior to the consummation of the transaction causing such termination as the Company shall designate, to exercise the unexercised portions of their options, including the portions thereof which would, but for this paragraph entitled "Corporate Reorganizations," not yet be exercisable. The instrument evidencing any option may also provide for such acceleration of otherwise unexercisable portions of the option upon other specified events or occurrences, such as involuntary termination of the option holder's employment or other relationship with the Company following certain changes in the control of the Company.

        12.    Financial Assistance.    The Company is vested with authority under this Plan to assist any person to whom an option is granted hereunder in the payment of the purchase price payable on exercise of that option, by lending the amount of such purchase price to such employee on such terms and at such rates of interest and upon such security (or unsecured) as shall have been authorized by or under authority of the Board.

        13.    Amendment and Termination.    The Board may alter, amend, suspend or terminate-this Plan, provided that no such action-shall deprive an optionee, without such optionee's consent, of any option granted to the optionee pursuant to this Plan or any of such optionee's rights under such option. Except as herein provided, no such action of the Board, unless taken with the approval of the shareholders of the Company, may increase the maximum number of shares for which options granted under this Plan may be exercised.